Exhibit 99.1

BARRICK TO RAMP UP PRODUCTION

AS IT REMAINS ON TRACK TO ACHIEVE 2024 TARGETS

TORONTO – MAY 1, 2024

ALL AMOUNTS EXPRESSED IN U.S. DOLLARS

Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) today reported its first quarter results which were in line with guidance and position the Company well to meet its full year targets. Gold production is expected to ramp up steadily during the year, supported by the completion of the Pueblo Viejo plant expansion and the resumption of operations at the Porgera mine. Additionally, copper production is also on track to meet the full year’s guidance.

Reporting its Q1 results, Barrick said lower production and the consequent higher costs reflected the delayed ramp up at Pueblo Viejo following reconstruction of the conveyor, which has now been completed, in addition to planned maintenance at Nevada Gold Mines (NGM) and mine sequencing at other sites. In the meantime, the Company was progressing its four major organic growth projects: the ramp up of the Goldrush gold mine in Nevada; the Pueblo Viejo expansion; the Super Pit project at the Lumwana copper mine in Zambia; and the development of the giant copper-gold mine at Reko Diq in Pakistan. Brownfields growth continues to support Barrick’s unique reserve replacement record and greenfields exploration is expanding its portfolio across the world.

Financial results for the quarter show a year-over-year 143% increase in net earnings per share, a 36% rise in adjusted net earnings[1], and a 7% increase to $907 million in attributable EBITDA[2], with the operations delivering $760 million in operating cash flow for the quarter. The quarterly dividend was maintained at $0.10 per share.

CONTINUED ON PAGE 3

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q1 2024	Q4 2023	Q1 2023

Realized gold price[3,4]	2,075	1,986	1,902
($ per ounce)

Realized copper price[3,4]	3.86	3.78	4.20
($ per pound)

Net earnings[5]	295	479	120
($ millions)

Adjusted net earnings[1]	333	466	247
($ millions)

Attributable EBITDA[2]	907	1,068	851
($ millions)

Net cash provided by operating activities ($ millions)	760	997	776

Free cash flow[6]	32	136	88
($ millions)

Net earnings per share	0.17	0.27	0.07
($)

Adjusted net earnings per share[1] ($)	0.19	0.27	0.14

Attributable capital expenditures[7] ($ millions)	572	660	526

Operating Results	Q1 2024	Q4 2023	Q1 2023

Gold

Production[3]	940	1,054	952
(thousands of ounces)

Cost of sales	1,425	1,359	1,378
(Barrick’s share)[3,8] ($ per ounce)

Total cash costs[3,9]	1,051	982	986
($ per ounce)

All-in sustaining costs[3,9]	1,474	1,364	1,370
($ per ounce)

Copper

Production[3,10]	40	51	40
(thousands of tonnes)

Cost of sales	3.20	2.92	3.22
(Barrick’s share)[3,11] ($ per pound)

C1 cash costs[3,12]	2.40	2.17	2.71
($ per pound)

All-in sustaining costs[3,12]	3.59	3.12	3.40
($ per pound)

Financial Position	As at 3/31/24	As at 12/31/23	As at 3/31/23
Debt (current and long-term)	4,725	4,726	4,777
($ millions)

Cash and equivalents	3,942	4,148	4,377
($ millions)

Debt, net of cash	783	578	400
($ millions)

Best Assets

∎	Barrick on track to achieve 2024 targets as Pueblo Viejo and Porgera ramp up

∎	Another strong performance from Loulo-Gounkoto and Veladero in Q1

∎	Costs expected to track lower through the year on steadily increasing production

∎	Pueblo Viejo completes conveyor rebuild, plant ramping up in Q2

∎	Porgera produces first gold, with plant ramp-up on track to reach capacity in 2024

∎	Another significant contribution from the copper portfolio with increasing production forecast through the year

∎	Reko Diq and Lumwana feasibility studies on track for completion by year end with long-lead orders expected to commence in Q3

∎	Focus shifts to Fourmile on the back of Goldrush success and exploration expands beyond brownfields targets

∎	Brownfields growth continues as engine for organic reserve replacement with encouraging drilling results at NGM, Loulo and Kibali

∎	Greenfield exploration, complemented by strategic partnerships, grows portfolio in the most prospective belts

Leader in Sustainability

∎	Continued focus on safety, refining our ‘Journey to Zero’ program with Group-wide rollout of Fatal Risk Standards

∎	Differentiated and holistic approach to sustainability reinforced in Sustainability Report to be published in May 2024

∎	Commissioned 50% of the 200-megawatt solar facility in Nevada — an initiative supported by U.S. government incentives of over $100 million, including incentives for U.S.-manufactured solar cells

Delivering Value

∎	Barrick’s focus on gold and copper production growth amplifies profitability in rising commodity market

∎	Operating cash flow of $760 million for the quarter

∎	Net earnings per share of $0.17 and adjusted net earnings per share[1] of $0.19 for the quarter

∎	$0.10 per share dividend declared

BARRICK FIRST QUARTER 2024	2	PRESS RELEASE

CONTINUED FROM PAGE 1

Operational highlights for the quarter also included the accelerated ramp-up of Goldrush in Nevada after its final permitting (Record of Decision) late last year. At the nearby Fourmile project — a potentially world-class asset 100% owned by Barrick — drilling for a prefeasibility study has started to drive it up the value curve. Exploration has identified open-ended high-grade upside at Turquoise Ridge in Nevada, already Barrick’s highest-grade mine, and at Kibali in the Democratic Republic of Congo, geologists have discovered a significant high-grade trend similar to the KCD deposit on which the mine was built.

Commenting on the results, president and chief executive Mark Bristow said Barrick’s ability to grow its gold and copper production from its peerless asset base would amplify its profitability in the rising commodity markets.

“Our focus on exploration has placed Barrick in the unique position of more than replacing the reserves we mine year after year. Our key organic projects, such as the development of Reko Diq, the extension of Pueblo Viejo’s Tier One13 life by more than 20 years and the transformation of Lumwana into one of the world’s major copper mines will secure Barrick’s production profile well into the future,” he said.

Barrick’s holistic sustainability strategy remains foundational to all aspects of its business and continues to deliver real value to stakeholders. Bristow noted that among many other things, the Company had increased its water re-use and recycle rate to 84% last quarter, commissioned the first stage of a 100-megawatt solar array at NGM and had a 16-megawatt solar array permitted at Kibali. Power purchase agreements by NGM have avoided 75% of its emissions. On the biodiversity front, Barrick has a 730-hectare rehabilitation plan for its operating sites for 2024 and also aims to relocate 72 more white rhinos to the Garamba National Park in the Democratic Republic of Congo, in conjunction with the Institut Congolais pour la Conservation de la Nature (ICCN) and African Parks.

Q1 2024 Results Presentation

Webinar and Conference Call

Mark Bristow will host a live presentation of the results today at 11:00 AM ET, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US/Canada (toll-free), 1 844 763 8274

UK (toll), +44 20 3795 9972

International (toll), +1 647 484 8814

The Q1 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

BARRICK DECLARES Q1 DIVIDEND

Barrick today announced the declaration of a dividend of $0.10 per share for Q1 2024.

The dividend is consistent with the Company’s Performance Dividend Policy announced at the start of 2022.

The Q1 2024 dividend will be paid on June 17, 2024 to shareholders of record at the close of business on May 31, 2024.

“The continued strength of our balance sheet and our global asset base provide us with the ability to maintain the distribution of a robust dividend to our shareholders, whilst still ensuring Barrick has adequate liquidity to invest in growing our business,” said senior executive vice-president and chief financial officer Graham Shuttleworth.

BARRICK FIRST QUARTER 2024	3	PRESS RELEASE

The Super Pit expansion project will transform Lumwana into one of the world’s largest copper mines.

WORLD-CLASS COPPER PROJECTS SET TO DELIVER

INTO RISING PRICE AND DEMAND MARKET

The copper industry has traditionally suffered from underinvestment while the search for new resources to boost production has accelerated. The long lead times needed to turn discoveries into mines mean that supply is unable to meet the growing global demand, driven by the worldwide transition to renewable energy.

Foreseeing the emergence of the metal’s critical importance to the greening of the global grid, Barrick made the expansion of its copper portfolio a strategic priority at the time of the merger with Randgold five years ago. A thorough review of its global assets highlighted two significant opportunities: the Lumwana mine in Zambia; and the dormant Reko Diq project in Pakistan.

The new Barrick team restructured and re-engineered the struggling Lumwana operation back to health and then embarked on a Super Pit expansion project which will transform Lumwana into one of the world’s largest copper mines, with a projected annual production of around 240,000 tonnes per year over a life of more than 30 years.14 It is a key component of the Zambian government’s drive to revive the country’s copper industry.

At the same time, Barrick revisited the Reko Diq project in Pakistan, which hosts one of the world’s largest undeveloped copper-gold deposits. Stalled at the feasibility stage almost a decade ago, Barrick revitalized the project through a reconstituted ownership structure based on its trademark partnership model. The Company owns 50% and will operate the mine, a number of Pakistani state-owned enterprises hold 25% and, at Barrick’s insistence, the remaining 25% is held by the government of the Balochistan province to ensure that the province and its people will receive a substantial economic benefit from the mine.

Both projects are on track for first production in 2028 when they will lift Barrick into the upper tier of copper miners and stand alongside its peerless gold asset portfolio as a major contributor. It is worth noting that some analysts predict that gold and copper both appear to be entering a new commodity super cycle where demand outstrips supply, leading to high prices for years to come.

President and chief executive Mark Bristow said Reko Diq was a prime example of Barrick’s ability to recognize and realize value. “This is undoubtedly one of the best undeveloped copper-gold deposits in the world, with a truly unique combination of large scale, low strip and high-grade orebodies. Barrick has a long record of success in seeing projects of this magnitude through from construction to operation, and we also bring to Reko Diq our expertise in successfully partnering with host countries for the benefit of all stakeholders in developing jurisdictions globally,” he said.

“There is also an enormous opportunity here to further unlock value, not only at Reko Diq but also in the wider region, which is underexplored and highly prospective.”

Regarding Lumwana, Bristow said that well before the completion of its expansion program, the revived mine had already contributed almost $3 billion to the Zambian economy since 2019 in the form of royalties, taxes, salaries and the procurement of goods and services from local businesses.

As at its other operations, Barrick has also promoted the development of a sustainable local economy around the mine. Among other things, it has launched a Business Accelerator Program designed to build the commercial capacity of the contractors in its supply chain, equipping them to grow and diversify their businesses.

BARRICK FIRST QUARTER 2024	4	PRESS RELEASE

The TS Solar Power facility at Nevada Gold Mines.

POWER-BASED STRATEGIES AND TECHNOLOGY

DRIVE EFFICIENCIES, CUT COSTS

Barrick’s group-wide transition to clean energy is making steady progress with the commissioning of 50% of the TS Solar Power facility at NGM in April marking another major milestone on our greenhouse gas (GHG) emissions reduction roadmap.

With 100 megawatts of energy-producing capacity in this first phase, the solar facility began transmitting power to NGM’s operations in April.

When the second and final stage is completed in the second quarter of 2024, adding another 100 megawatts of power, the solar array will have the capacity to produce between 15% to 20% of NGM’s annual power demand — reducing NGM’s annual GHG emissions by 8% and Barrick’s overall GHG emissions by 5% against a 2018 baseline. The U.S. government provided an important economic incentive for the development of this renewable project via a $35 million tax benefit (Barrick’s share).

NGM has committed to a 20% carbon reduction by 2025 which will be achieved through the TS Solar facility and the modification of NGM’s TS Power Plant providing the ability to use cleaner burning natural gas as a fuel source.

Up next at NGM is the development of an additional solar power facility with a battery energy storage system (BESS) to serve as a secondary power source, mitigating the impacts of power grid disruption, and enhancing renewable energy consumption during off-peak hours. The project has been awarded $95 million in funding from the U.S. Department of Energy following a highly-competitive process that evaluated potential clean energy projects on mine land across the country.

At Loulo-Gounkoto in Mali, the use of solar energy is also increasing with a 72-megawatt solar power facility and 38-megwatt BESS now connected to the complex’s micro-grid. Solar power accounted for 28% of the total energy blend used in the first quarter of 2024, which is up from 14% in 2023 and 9% in 2022. Energy costs were down $6 million in the first quarter with this shift to solar away from heavy fuel oil.

In the Democratic Republic of Congo, Kibali’s three hydropower stations provided most of the mine’s power last year. At an average cost of $0.04 per kilowatt-hour, the hydropower blend is 90% cheaper than diesel fuel. The current expansion of the mine’s solar plant will increase the renewable energy use from 81% to 85%, with the mine running solely on renewal power during the six-month rainy season.

In Argentina, the Libertadores powerline is supplying renewable power to Veladero from neighboring Chile’s national grid, reducing GHG emissions and adding cost efficiencies. 2023 was the powerline’s first full year of operation — and it’s one reason Veladero exceeded its production guidance and beat its guidance on costs last year. A solar plant project at Pueblo Viejo in the Dominican Republic is also underway.

Barrick is targeting an overall 30% reduction in GHG emissions by 2030 (against our 2018 baseline) with the goal of achieving net-zero emissions by 2050.

BARRICK FIRST QUARTER 2024	5	PRESS RELEASE

BLASTING
IN
PROGRESS
WHEN
FLASHING
NEVADA
GOLDMINES
GOLDRUSH UNDERGROUND

NEVADA GOLD MINES CELEBRATES

OFFICIAL OPENING OF GOLDRUSH

The Goldrush Project is officially on track to produce 130,000 ounces15 of gold this year and will further enhance the value Nevada Gold Mines (NGM) brings to the state through taxes, employment and meaningful support for communities, said Barrick President and CEO, Mark Bristow, at the project’s opening ceremony attended by Governor Joe Lombardo and local stakeholders.

Barrick, which owns 61.5% of the project through the NGM joint venture with Newmont (38.5%), is developing and will operate the mine, scheduled to reach commercial production by 2026 and growing to approximately 400,000 ounces per annum15 by 2028 (100% basis). The 24-year underground mine is expected to provide 500 jobs during its construction and employment for 570 people once operational.

More than $300 million of a $1 billion capital budget (100% basis) has been spent on the project, which is expected to generate substantial tax revenue for the state both in the form of net proceeds from minerals tax and the gold and silver excise tax, earmarked for education. in Nevada under the new mine tax framework.

Speaking at the ribbon-cutting ceremony, Bristow thanked the bi-partisan federal delegation and the governor for their active and unwavering commitment that was instrumental in obtaining the record of decision, as well as our community stakeholders for supporting the project through the permitting process. “We recognize that we have been entrusted with a tremendous economic and environmental responsibility and we look forward to sharing the benefits of this new mine with Nevada and its people,” he said.

BARRICK FIRST QUARTER 2024	6	PRESS RELEASE

Mark Bristow greets the Honourable Anthony Mavunde, Tanaznia’s Minister of Minerals, at the opening of the Barrick Academy (pictured at top).

BARRICK OPENS ACADEMY AT CLOSED BUZWAGI MINE

Barrick has officially opened its world-class training academy at the old Buzwagi mine, in line with its mine closure objective of leaving a positive legacy after mining has finished.

The Barrick Academy is designed to offer tailor-made training programs aimed at developing Barrick’s frontline managers to grow both as individuals and as leaders in their fields, while equipping them with the skills to manage their teams more effectively and to improve performance.

The Academy will be training more than 2,000 foremen, supervisors and superintendents from the Africa and Middle East region in the next 24 months. Looking ahead, we are also gearing up to include our contractors and expand the curriculum to cover wider disciplines, including financial leadership, advanced computer literacy and safety courses.

The opening of the Barrick Academy follows the construction of an airport terminal at Buzwagi’s Kahama airstrip in January this year, which has paved the way for a scheduled airline service that can serve more than 200 passengers at a time. It is expected to be a major catalyst for economic growth in the region.

According to Barrick’s chief operating officer for the Africa and Middle East region, Sebastiaan Bock, the airport terminal and

Academy form part of Barrick’s plan to turn Buzwagi into a Special Economic Zone. A feasibility study commissioned in 2021 showed that the creation of the Special Economic Zone (SEZ) had the potential to replace the mine as the region’s economic driver and could sustainably create 3,000 jobs annually, generate more than $150,000 each year from service levies for the local municipality and deliver approximately $4.5 million in employment taxes a year. The Government of Tanzania approved the conversion of the mine into a SEZ through a Government Notice that was issued in February this year. A number of investors have started the process of setting up manufacturing industries inside this area.

“How we close our mines is just as important to us as how we build and operate them. Our Buzwagi mine was a significant economic powerhouse in the region for nearly 15 years before it poured its last gold in 2021. From our perspective, however, that is not the end of the story for Buzwagi as we transform it into an alternative productive asset that will serve the community for decades to come,” Bock said.

BARRICK FIRST QUARTER 2024	7	PRESS RELEASE

2024 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2024 forecast attributable production (000s oz)	2024 forecast cost of sales[8] ($/oz)	2024 forecast total cash costs[9] ($/oz)	2024 forecast all-in sustaining costs[9] ($/ oz)
Carlin (61.5%)	800 - 880	1,270 - 1,370	1,030 - 1,110	1,430 - 1,530

Cortez (61.5%)[16]	380 - 420	1,460 - 1,560	1,040 - 1,120	1,390 - 1,490

Turquoise Ridge (61.5%)	330 - 360	1,230 - 1,330	850 - 930	1,090 - 1,190

Phoenix (61.5%)	120 - 140	1,640 - 1,740	810 - 890	1,100 - 1,200
Nevada Gold Mines (61.5%)	1,650 - 1,800	1,340 - 1,440	980 - 1,060	1,350 - 1,450

Hemlo	140 - 160	1,470 - 1,570	1,210 - 1,290	1,600 - 1,700
North America	1,750 - 1,950	1,350 - 1,450	1,000 - 1,080	1,370 - 1,470

Pueblo Viejo (60%)	420 - 490	1,340 - 1,440	830 - 910	1,100 - 1,200

Veladero (50%)	210 - 240	1,340 - 1,440	1,010 - 1,090	1,490 - 1,590

Porgera (47.5%)[17]	50 - 70	1,670 - 1,770	1,220 - 1,300	1,900 - 2,000
Latin America & Asia Pacific	700 - 800	1,370 - 1,470	920 - 1,000	1,290 - 1,390

Loulo-Gounkoto (80%)	510 - 560	1,190 - 1,290	780 - 860	1,150 - 1,250

Kibali (45%)	320 - 360	1,140 - 1,240	740 - 820	950 - 1,050

North Mara (84%)	230 - 260	1,250 - 1,350	970 - 1,050	1,270 - 1,370

Bulyanhulu (84%)	160 - 190	1,370 - 1,470	990 - 1,070	1,380 - 1,480

Tongon (89.7%)	160 - 190	1,520 - 1,620	1,200 - 1,280	1,440 - 1,540
Africa & Middle East	1,400 - 1,550	1,250 - 1,350	880 - 960	1,180 - 1,280

Total Attributable to Barrick[18],[19],[20]	3,900 - 4,300	1,320 - 1,420	940 - 1,020	1,320 - 1,420

COPPER PRODUCTION AND COSTS
	2024 forecast attributable production (000s tonnes)[10]	2024 forecast cost of sales[11] ($/lb)	2024 forecast C1 cash costs[12] ($/lb)	2024 forecast all-in sustaining costs[12] ($/ lb)
Lumwana	120 - 140	2.50 - 2.80	1.85 - 2.15	3.30 - 3.60

Zaldívar (50%)	35 - 40	3.70 - 4.00	2.80 - 3.10	3.40 - 3.70

Jabal Sayid (50%)	25 - 30	1.75 - 2.05	1.40 - 1.70	1.70 - 2.00

Total Attributable to Barrick[20]	180 - 210	2.65 - 2.95	2.00 - 2.30	3.10 - 3.40

ATTRIBUTABLE CAPITAL EXPENDITURES[21]
($ millions)

Attributable minesite sustaining[7,21]	1,550 - 1,750

Attributable project[7,21]	950 - 1,150

Total attributable capital expenditures[21]	2,500 - 2,900

2024 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2024 guidance assumption	Hypothetical change	Impact on EBITDA[2] (millions)	Impact on TCC and AISC[9,12]
Gold price sensitivity	$1,900/oz	+/- $100/oz	+/-$550	+/-$5/oz

Copper price sensitivity	$3.50/lb	+/- $0.25/lb	+/- $110	+/-$0.01/lb

BARRICK FIRST QUARTER 2024	8	PRESS RELEASE

Production and Cost Summary - Gold

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change
Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	420	513	(18)%	416	1%

Gold produced (000s oz 100% basis)	683	833	(18)%	676	1%

Cost of sales ($/oz)	1,431	1,331	8%	1,461	(2)%

Total cash costs ($/oz)[b]	1,081	968	12%	1,074	1%

All-in sustaining costs ($/oz)[b]	1,536	1,366	12%	1,436	7%

Carlin (61.5%)

Gold produced (000s oz attributable basis)	205	224	(8)%	166	23%

Gold produced (000s oz 100% basis)	334	363	(8)%	270	23%

Cost of sales ($/oz)	1,371	1,219	12%	1,449	(5)%

Total cash costs ($/oz)[b]	1,127	1,006	12%	1,215	(7)%

All-in sustaining costs ($/oz)[b]	1,687	1,506	12%	1,689	0%

Cortez (61.5%)[c]

Gold produced (000s oz attributable basis)	119	162	(27)%	140	(15)%

Gold produced (000s oz 100% basis)	194	263	(27)%	226	(15)%

Cost of sales ($/oz)	1,329	1,353	(2)%	1,324	0%

Total cash costs ($/oz)[b]	946	909	4%	913	4%

All-in sustaining costs ($/oz)[b]	1,341	1,309	2%	1,233	9%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	62	84	(26)%	81	(23)%

Gold produced (000s oz 100% basis)	101	137	(26)%	131	(23)%

Cost of sales ($/oz)	1,733	1,419	22%	1,412	23%

Total cash costs ($/oz)[b]	1,359	1,046	30%	1,034	31%

All-in sustaining costs ($/oz)[b]	1,655	1,257	32%	1,271	30%

Phoenix (61.5%)

Gold produced (000s oz attributable basis)	34	41	(17)%	27	26%

Gold produced (000s oz 100% basis)	54	67	(17)%	45	26%

Cost of sales ($/oz)	1,595	1,576	1%	2,380	(33)%

Total cash costs ($/oz)[b]	767	787	(3)%	1,198	(36)%

All-in sustaining costs ($/oz)[b]	944	981	(4)%	1,365	(31)%

Long Canyon (61.5%)[d]

Gold produced (000s oz attributable basis)	—	2	(100)%	2	(100)%

Gold produced (000s oz 100% basis)	—	3	(100)%	4	(100)%

Cost of sales ($/oz)	—	2,193	(100)%	1,621	(100)%

Total cash costs ($/oz)[b]	—	990	(100)%	579	(100)%

All-in sustaining costs ($/oz)[b]	—	1,074	(100)%	629	(100)%

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	81	90	(10)%	89	(9)%

Gold produced (000s oz 100% basis)	134	151	(10)%	149	(9)%

Cost of sales ($/oz)	1,527	1,588	(4)%	1,241	23%

Total cash costs ($/oz)[b]	1,013	1,070	(5)%	714	42%

All-in sustaining costs ($/oz)[b]	1,334	1,428	(7)%	1,073	24%

BARRICK FIRST QUARTER 2024	9	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change
Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	141	127	11%	137	3%

Gold produced (000s oz 100% basis)	176	159	11%	172	3%

Cost of sales ($/oz)	1,177	1,296	(9)%	1,275	(8)%

Total cash costs ($/oz)[b]	794	924	(14)%	855	(7)%

All-in sustaining costs ($/oz)[b]	1,092	1,168	(7)%	1,190	(8)%
Kibali (45%)

Gold produced (000s oz attributable basis)	76	93	(18)%	64	19%

Gold produced (000s oz 100% basis)	168	206	(18)%	141	19%

Cost of sales ($/oz)	1,200	1,141	5%	1,367	(12)%

Total cash costs ($/oz)[b]	802	737	9%	987	(19)%

All-in sustaining costs ($/oz)[b]	1,048	819	28%	1,177	(11)%
Veladero (50%)

Gold produced (000s oz attributable basis)	57	55	4%	43	33%

Gold produced (000s oz 100% basis)	115	110	4%	86	33%

Cost of sales ($/oz)	1,322	1,378	(4)%	1,587	(17)%

Total cash costs ($/oz)[b]	961	1,021	(6)%	1,035	(7)%

All-in sustaining costs ($/oz)[b]	1,664	1,403	19%	1,761	(6)%
Porgera (24.5%)[e]

Gold produced (000s oz attributable basis)	4	—	— %	—	— %

Gold produced (000s oz 100% basis)	14	—	— %	—	— %

Cost of sales ($/oz)	—	—	— %	—	— %

Total cash costs ($/oz)[b]	—	—	— %	—	— %

All-in sustaining costs ($/oz)[b]	—	—	— %	—	— %
Tongon (89.7%)

Gold produced (000s oz attributable basis)	36	42	(14)%	50	(28)%

Gold produced (000s oz 100% basis)	40	47	(14)%	55	(28)%

Cost of sales ($/oz)	1,887	1,489	27%	1,453	30%

Total cash costs ($/oz)[b]	1,630	1,184	38%	1,182	38%

All-in sustaining costs ($/oz)[b]	1,773	1,586	12%	1,284	38%
Hemlo

Gold produced (000s oz)	37	34	9%	41	(10)%

Cost of sales ($/oz)	1,715	1,618	6%	1,486	15%

Total cash costs ($/oz)[b]	1,476	1,407	5%	1,291	14%

All-in sustaining costs ($/oz)[b]	1,754	1,671	5%	1,609	9%
North Mara (84%)

Gold produced (000s oz attributable basis)	46	59	(22)%	68	(32)%

Gold produced (000s oz 100% basis)	55	71	(22)%	81	(32)%

Cost of sales ($/oz)	1,678	1,420	18%	987	70%

Total cash costs ($/oz)[b]	1,339	1,103	21%	759	76%

All-in sustaining costs ($/oz)[b]	1,753	1,449	21%	1,137	54%

BARRICK FIRST QUARTER 2024	10	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change
Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	42	41	2%	44	(5)%

Gold produced (000s oz 100% basis)	50	48	2%	53	(5)%

Cost of sales ($/oz)	1,479	1,413	5%	1,358	9%

Total cash costs ($/oz)[b]	1,044	1,002	4%	982	6%

All-in sustaining costs ($/oz)[b]	1,485	1,376	8%	1,332	11%
Total Attributable to Barrick[f]

Gold produced (000s oz)	940	1,054	(11)%	952	(1)%

Cost of sales ($/oz)[g]	1,425	1,359	5%	1,378	3%

Total cash costs ($/oz)[b]	1,051	982	7%	986	7%

All-in sustaining costs ($/oz)[b]	1,474	1,364	8%	1,370	8%

a.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Includes Goldrush.

d.

Starting in the first quarter of 2024, we have ceased to include production or non-GAAP cost metrics for Long Canyon as it was placed on care and maintenance at the end of 2023, as previously reported.

e.

As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided from the third quarter of 2020 to the fourth quarter of 2023. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. In the first quarter of 2024, Porgera had gold production but did not have any gold sales.

f.

Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

g.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2024	11	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change
Lumwana

Copper production (thousands of tonnes)[a]	22	33	(33)%	22	0%

Cost of sales ($/lb)	3.41	2.95	16%	3.56	(4)%

C1 cash costs ($/lb)[b]	2.52	2.14	18%	3.09	(18)%

All-in sustaining costs ($/lb)[b]	4.33	3.38	28%	3.98	9%
Zaldívar (50%)

Copper production (thousands of tonnes attributable basis)[a]	9	10	(10)%	10	(10)%

Copper production (thousands of tonnes 100% basis)[a]	19	20	(10)%	20	(10)%

Cost of sales ($/lb)	3.97	3.85	3%	3.73	6%

C1 cash costs ($/lb)[b]	2.95	2.93	1%	2.86	3%

All-in sustaining costs ($/lb)[b]	3.27	3.51	(7)%	3.22	2%
Jabal Sayid (50%)

Copper production (thousands of tonnes attributable basis)[a]	9	8	13%	8	13%

Copper production (thousands of tonnes 100% basis)[a]	17	16	13%	17	13%

Cost of sales ($/lb)	1.61	1.59	1%	1.53	5%

C1 cash costs ($/lb)[b]	1.35	1.32	2%	1.39	(3)%

All-in sustaining costs ($/lb)[b]	1.55	1.50	3%	1.61	(4)%
Total Attributable to Barrick

Copper production (thousands of tonnes)[a]	40	51	(22)%	40	0%

Cost of sales ($/lb)[c]	3.20	2.92	10%	3.22	(1)%

C1 cash costs ($/lb)[b]	2.40	2.17	11%	2.71	(11)%

All-in sustaining costs ($/lb)[b]	3.59	3.12	15%	3.40	6%

a.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2024	12	PRESS RELEASE

Financial and Operating Highlights

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change
Financial Results ($ millions)

Revenues	2,747	3,059	(10)%	2,643	4%

Cost of sales	1,936	2,139	(9)%	1,941	0%

Net earnings[a]	295	479	(38)%	120	146%

Adjusted net earnings[b]	333	466	(29)%	247	35%

Attributable EBITDA[b]	907	1,068	(15)%	851	7%

Attributable EBITDA margin[c]	41%	42%	(2)%	39%	5%

Minesite sustaining capital expenditures[b,d]	550	569	(3)%	454	21%

Project capital expenditures[b,d]	165	278	(41)%	226	(27)%

Total consolidated capital expenditures[d,e]	728	861	(15)%	688	6%

Net cash provided by operating activities	760	997	(24)%	776	(2)%

Net cash provided by operating activities margin[f]	28%	33%	(15)%	29%	(3)%

Free cash flow[b]	32	136	(76)%	88	(64)%

Net earnings per share (basic and diluted)	0.17	0.27	(37)%	0.07	143%

Adjusted net earnings (basic)[b] per share	0.19	0.27	(30)%	0.14	36%

Weighted average diluted common shares (millions of shares)	1,756	1,756	0%	1,755	0%
Operating Results

Gold production (thousands of ounces)[g]	940	1,054	(11)%	952	(1)%

Gold sold (thousands of ounces)[g]	910	1,042	(13)%	954	(5)%

Market gold price ($/oz)	2,070	1,971	5%	1,890	10%

Realized gold price[b,g] ($/oz)	2,075	1,986	4%	1,902	9%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,425	1,359	5%	1,378	3%

Gold total cash costs[b,g] ($/oz)	1,051	982	7%	986	7%

Gold all-in sustaining costs[b,g] ($/oz)	1,474	1,364	8%	1,370	8%

Copper production (thousands of tonnes)[g,i]	40	51	(22)%	40	0%

Copper sold (thousands of tonnes)[g,i]	39	53	(26)%	40	(3)%

Market copper price ($/lb)	3.83	3.70	4%	4.05	(5)%

Realized copper price[b,g] ($/lb)	3.86	3.78	2%	4.20	(8)%

Copper cost of sales (Barrick’s share)[g,j] ($/lb)	3.20	2.92	10%	3.22	(1)%

Copper C1 cash costs[b,g] ($/lb)	2.40	2.17	11%	2.71	(11)%

Copper all-in sustaining costs[b,g] ($/lb)	3.59	3.12	15%	3.40	6%

	As at 3/31/24	As at 12/31/23	% Change	As at 3/31/23	% Change
Financial Position ($ millions)

Debt (current and long-term)	4,725	4,726	0%	4,777	(1)%

Cash and equivalents	3,942	4,148	(5)%	4,377	(10)%

Debt, net of cash	783	578	35%	400	96%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.
c.	Represents adjusted EBITDA divided by revenue.
d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.

Total consolidated capital expenditures also includes capitalized interest of $13 million for the three month period ended March 31, 2024 (December 31, 2023: $14 million and March 31, 2023: $8 million).

f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

j.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2024	13	PRESS RELEASE

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended March 31,

	2024	2023
Revenue (notes 4 and 5)	$2,747	$2,643
Costs and expenses (income)

Cost of sales (notes 4 and 6)	1,936	1,941

General and administrative expenses	28	39

Exploration, evaluation and project expenses	95	71

Impairment charges (note 8b)	17	1

Loss on currency translation	12	38

Closed mine rehabilitation	(2)	22

Income from equity investees (note 11)	(48)	(53)

Other expense (note 8a)	17	52
Income before finance costs and income taxes	$692	$532

Finance costs, net	(31)	(58)
Income before income taxes	$661	$474

Income tax expense (note 9)	(174)	(205)
Net income	$487	$269
Attributable to:

Equity holders of Barrick Gold Corporation	$295	$120

Non-controlling interests (note 14)	$192	$149

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 7)

Net income

Basic	$0.17	$0.07

Diluted	$0.17	$0.07

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2024	14	PRESS RELEASE

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2024	2023
Net income	$487	$269

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains on derivatives designated as cash flow hedges, net of tax $nil and $nil	1	—

Currency translation adjustments, net of tax $nil and $nil	—	(3)

Items that will not be reclassified to profit or loss:

Net change on equity investments, net of tax $nil and $nil	1	—
Total other comprehensive income (loss)	2	(3)
Total comprehensive income	$489	$266
Attributable to:

Equity holders of Barrick Gold Corporation	$297	$117

Non-controlling interests	$192	$149

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2024	15	PRESS RELEASE

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2024	2023
OPERATING ACTIVITIES

Net income	$487	$269

Adjustments for the following items:

Depreciation	474	495

Finance costs, net	31	58

Impairment charges (note 8b)	17	1

Income tax expense (note 9)	174	205

Income from equity investees (note 11)	(48)	(53)

Gain on sale of non-current assets	(1)	(3)

Loss on currency translation	12	38

Change in working capital (note 10)	(241)	(191)

Other operating activities (note 10)	(70)	37

Operating cash flows before interest and income taxes	835	856

Interest paid	(27)	(23)

Interest received	68	49

Income taxes paid[1]	(116)	(106)

Net cash provided by operating activities	760	776

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 4)	(728)	(688)

Sales proceeds	—	3

Funding of equity method investments (note 11)	(44)	—

Dividends received from equity method investments (note 11)	47	67

Shareholder loan repayments from equity method investments	45	—

Net cash used in investing activities	(680)	(618)

FINANCING ACTIVITIES

Lease repayments	(3)	(4)

Dividends	(175)	(175)

Funding from non-controlling interests (note 14)	22	—

Disbursements to non-controlling interests (note 14)	(121)	(62)

Pueblo Viejo JV partner shareholder loan	(7)	20

Net cash used in financing activities	(284)	(221)

Effect of exchange rate changes on cash and equivalents	(2)	—

Net decrease in cash and equivalents	(206)	(63)

Cash and equivalents at the beginning of period	4,148	4,440

Cash and equivalents at the end of period	$3,942	$4,377

[1]	Income taxes paid excludes $17 million (2023: $28 million) for the three months ended March 31, 2024 of income taxes payable that were settled against offsetting value added tax (“VAT”) receivables.

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2024	16	PRESS RELEASE

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at March 31, 2024	As at December 31, 2023
ASSETS

Current assets

Cash and equivalents	$3,942	$4,148

Accounts receivable	654	693

Inventories	1,805	1,782

Other current assets	880	815

Total current assets	$7,281	$7,438
Non-current assets

Non-current portion of inventory	2,684	2,738

Equity in investees (note 11)	4,178	4,133

Property, plant and equipment	26,648	26,416

Intangible assets	148	149

Goodwill	3,581	3,581

Other assets	1,323	1,356

Total assets	$45,843	$45,811

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,360	$1,503

Debt	12	11

Current income tax liabilities	317	303

Other current liabilities	506	539

Total current liabilities	$2,195	$2,356

Non-current liabilities

Debt	4,713	4,715

Provisions	2,008	2,058

Deferred income tax liabilities	3,472	3,439

Other liabilities	1,238	1,241

Total liabilities	$13,626	$13,809

Equity

Capital stock (note 13)	$28,118	$28,117

Deficit	(6,594)	(6,713)

Accumulated other comprehensive income	26	24

Other	1,913	1,913

Total equity attributable to Barrick Gold Corporation shareholders	$23,463	$23,341

Non-controlling interests (note 14)	8,754	8,661

Total equity	$32,217	$32,002

Contingencies and commitments (notes 4 and 15)

Total liabilities and equity	$45,843	$45,811

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2024	17	PRESS RELEASE

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002
Net income	—	—	295	—	—	295	192	487
Total other comprehensive income	—	—	—	2	—	2	—	2
Total comprehensive income	—	—	295	2	—	297	192	489
Transactions with owners

Dividends	—	—	(175)	—	—	(175)	—	(175)

Funding from non-controlling interests (note 14)	—	—	—	—	—	—	22	22

Disbursements to non-controlling interests (note 14)	—	—	—	—	—	—	(121)	(121)

Dividend reinvestment plan (note 13)	66	1	(1)	—	—	—	—	—
Total transactions with owners	66	1	(176)	—	—	(175)	(99)	(274)
At March 31, 2024	1,755,636	$28,118	($6,594)	$26	$1,913	$23,463	$8,754	$32,217

At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289
Net income	—	—	120	—	—	120	149	269
Total other comprehensive loss	—	—	—	(3)	—	(3)	—	(3)
Total comprehensive income (loss)	—	—	120	(3)	—	117	149	266
Transactions with owners

Dividends	—	—	(175)	—	—	(175)	—	(175)
Disbursements to non-controlling interests	—	—	—	—	—	—	(62)	(62)
Dividend reinvestment plan	58	1	(1)	—	—	—	—	—
Total transactions with owners	58	1	(176)	—	—	(175)	(62)	(237)

At March 31, 2023	1,755,408	$28,115	($7,338)	$23	$1,913	$22,713	$8,605	$31,318

[1]	Includes cumulative translation losses at March 31, 2024: $95 million (December 31, 2023: $95 million; March 31, 2023: $95 million).
[2]	Includes additional paid-in capital as at March 31, 2024: $1,875 million (December 31, 2023: $1,875 million; March 31, 2023: $1,875 million).

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2024 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2024	18	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive (in this capacity, Mr. Bottoms is also responsible on an interim basis for scientific and technical information relating to the Latin America and Asia Pacific region); John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration—each a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2023.

Endnotes

Endnote 1

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended
	3/31/24	12/31/23	3/31/23

Net earnings attributable to equity holders of the Company	295	479	120

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	17	289	1

Acquisition/disposition gains[b]	(1)	(354)	(3)

Loss on currency translation	12	37	38

Significant tax adjustments[c]	29	120	48

Other (income) expense adjustments[d]	(9)	41	63

Non-controlling interest[e]	(4)	(89)	(6)

Tax effect[e]	(6)	(57)	(14)

Adjusted net earnings	333	466	247

Net earnings per share[f]	0.17	0.27	0.07

Adjusted net earnings per share[f]	0.19	0.27	0.14

a.

For the three month period ended March 31, 2024, net impairment charges were mainly related to miscellaneous property, plant and equipment assets. For the three month period ended December 31, 2023, net impairment charges mainly related to a long-lived asset impairment at Long Canyon.

b.

For the three month period ended December 31, 2023, acquisition/disposition gains mainly related to a gain on the reopening of the Porgera mine as the conditions for the reopening were completed on December 22, 2023.

c.

For the three month period ended March 31, 2024, significant tax adjustments were mainly related to the de-recognition of deferred tax assets and the remeasurement of deferred tax balances. Significant tax adjustments for the three month period ended December 31, 2023 related to foreign currency translation gains and losses on tax balances; the impact of prior year adjustments; and the recognition and derecognition of deferred tax assets.

d.

For the three month periods ended March 31, 2024 and December 31, 2023, other (income) expense adjustments mainly related to changes in the discount rate assumptions on our closed mine rehabilitation provision. The three month period ended December 31, 2023 was further impacted by care and maintenance expenses at Porgera. Other (income) expense adjustments for the three month period ended March 31, 2023 mainly related to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership.

e.	Non-controlling interest and tax effect for the three month period ended March 31, 2024 primarily relates to net impairment charges.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 2

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges;

BARRICK FIRST QUARTER 2024	19	PRESS RELEASE

acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. In the third quarter of 2023 we introduced attributable EBITDA, which removes the non-controlling interest portion from our adjusted EBITDA measure. Prior periods have been presented to allow for comparability. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business and which is aligned with how we present our forward looking guidance on gold ounces and copper pounds produced. EBITDA, adjusted EBITDA, and attributable EBITDA are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA, adjusted EBITDA, and attributable EBITDA differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)		For the three months ended
	3/31/24	12/31/23	3/31/23

Net earnings	487	597	269

Income tax expense	174	174	205

Finance costs, net[a]	10	(7)	37

Depreciation	474	564	495

EBITDA	1,145	1,328	1,006

Impairment charges of non-current assets[b]	17	289	1

Acquisition/disposition gains[c]	(1)	(354)	(3)

Loss on currency translation	12	37	38

Other (income) expense adjustments[d]	(9)	41	63

Income tax expense, net finance costs[a], and depreciation from equity investees	102	118	78

Adjusted EBITDA	1,266	1,459	1,183

Non-controlling Interests	(359)	(391)	(332)

Attributable EBITDA	907	1,068	851

Revenues - as adjusted[e]	2,222	2,514	2,188

Attributable EBITDA margin[f]	41%	42%	39%

a.	Finance costs exclude accretion.
b.

For the three month period ended March 31, 2024, net impairment charges were mainly related to miscellaneous property, plant and equipment assets. For the three month period ended December 31, 2023, net impairment charges mainly related to a long-lived asset impairment at Long Canyon.

c.

For the three month period ended December 31, 2023, acquisition/disposition gains mainly related to a gain on the reopening of the Porgera mine as the conditions for the reopening were completed on December 22, 2023.

d.

For the three month periods ended March 31, 2024 and December 31, 2023, other (income) expense adjustments mainly related to changes in the discount rate assumptions on our closed mine rehabilitation provision. The three month period ended December 31, 2023 was further impacted by care and maintenance expenses at Porgera. Other (income) expense adjustments for the three month period ended March 31, 2023 mainly related to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership.

e.	Refer to Reconciliation of Sales to Realized Price per ounce/pound on page 67 of Barrick’s Q1 2024 MD&A.
f.	Represents attributable EBITDA divided by revenues - as adjusted.

Endnote 3

On an attributable basis.

Endnote 4

“Realized price” is a non-GAAP financial performance measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2024	20	PRESS RELEASE

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)		Gold			Copper
				For the three months ended

	3/31/24	12/31/23	3/31/23	3/31/24	12/31/23	3/31/23

Sales	2,528	2,767	2,411	163	226	171

Sales applicable to non-controlling interests	(795)	(872)	(723)	0	0	0

Sales applicable to equity method investments[a,b]	151	183	126	136	168	160

Sales applicable to sites in closure or care and maintenance[c]	(2)	(2)	(7)	0	0	0

Treatment and refinement charges	7	8	7	34	51	43

Other[d]	0	(15)	0	0	0	0

Revenues – as adjusted	1,889	2,069	1,814	333	445	374

Ounces/pounds sold (000s ounces/millions pounds)[e]	910	1,042	954	86	117	89

Realized gold/copper price per ounce/pound[d]	2,075	1,986	1,902	3.86	3.78	4.20

a.

Represents sales of $151 million, for the three month period ended March 31, 2024 (December 31, 2023: $183 million and March 31, 2023: $126 million) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $80 million for the three month period ended March 31, 2024 (December 31, 2023: $98 million and March 31, 2023: $98 million) applicable to our 50% equity method investment in Zaldívar and $62 million (December 31, 2023: $77 million and March 31, 2023: $69 million), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

On an attributable basis. Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

d.	Represents a cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2e of the 2023 Annual Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 5

Net earnings represents net earnings attributable to the equity holders of the Company.

Endnote 6

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended

	3/31/24	12/31/23	3/31/23

Net cash provided by operating activities	760	997	776

Capital expenditures	(728)	(861)	(688)

Free cash flow	32	136	88

Endnote 7

These amounts are presented on the same basis as our guidance. Minesite sustaining capital expenditures and project capital expenditures are non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

BARRICK FIRST QUARTER 2024	21	PRESS RELEASE

Reconciliation of the Classification of Capital Expenditures

($ millions)		For the three months ended
	3/31/24	12/31/23	3/31/23

Minesite sustaining capital expenditures	550	569	454

Project capital expenditures	165	278	226

Capitalized interest	13	14	8

Total consolidated capital expenditures	728	861	688

Endnote 8

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

Endnote 9

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis. “Total cash costs” per ounce start with our cost of sales related to gold production and removes depreciation, the noncontrolling interest of cost of sales and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. “All-in costs” per ounce start with “All-in sustaining costs” and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2024	22	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis
($ millions, except per ounce information in dollars)		For the three months ended
	Footnote	3/31/24	12/31/23	3/31/23

Cost of sales applicable to gold production		1,761	1,928	1,761

Depreciation		(407)	(471)	(445)

Cash cost of sales applicable to equity method investments		56	65	63

By-product credits		(56)	(66)	(61)

Non-recurring items	a	0	0	0

Other	b	2	6	0

Non-controlling interests	c	(400)	(432)	(378)

Total cash costs		956	1,030	940

General & administrative costs		28	29	39

Minesite exploration and evaluation costs	d	13	4	11

Minesite sustaining capital expenditures	e	550	569	454

Sustaining leases		6	7	7

Rehabilitation - accretion and amortization (operating sites)	f	17	20	14

Non-controlling interest, copper operations and other	g	(224)	(230)	(159)

All-in sustaining costs		1,346	1,429	1,306

Global exploration and evaluation and project expense	d	82	99	60

Community relations costs not related to current operations		0	1	0

Project capital expenditures	e	165	278	226

Non-sustaining leases		0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	f	7	7	6

Non-controlling interest and copper operations and other	g	(92)	(112)	(88)

All-in costs		1,508	1,702	1,510

Ounces sold - attributable basis (000s ounces)	h	910	1,042	954

Cost of sales per ounce	i,j	1,425	1,359	1,378

Total cash costs per ounce	j	1,051	982	986

Total cash costs per ounce (on a co-product basis)	j,k	1,093	1,026	1,030

All-in sustaining costs per ounce	j	1,474	1,364	1,370

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,516	1,408	1,414

All-in costs per ounce	j	1,657	1,627	1,583

All-in costs per ounce (on a co-product basis)	j,k	1,699	1,671	1,627

a.	Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b.	Other

Other adjustments for the three month period ended March 31, 2024 include the removal of total cash costs and by-product credits associated with Pierina of $nil (December 31, 2023: $nil; March 31, 2023: $3 million), which was producing incidental ounces until December 31, 2023.

c.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $542 million for the three month period ended March 31, 2024 (December 31, 2023: $594 million and March 31, 2023: $529 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 4 to the Financial Statements for further information.

d.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 48 of Barrick’s Q1 2014 MD&A.

e.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year include the plant expansion project at Pueblo Viejo and the solar project at NGM. Refer to page 47 of Barrick’s Q1 2024 MD&A.

f.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations

Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina up until December 31, 2023. The impact is summarized as the following:

BARRICK FIRST QUARTER 2024	23	PRESS RELEASE

($ millions)	For the three months ended
Non-controlling interest, copper operations and other	3/31/24	12/31/23	3/31/23

General & administrative costs	(4)	7	(6)

Minesite exploration and evaluation expenses	(2)	(2)	(4)

Rehabilitation - accretion and amortization (operating sites)	(5)	(6)	(5)

Minesite sustaining capital expenditures	(213)	(229)	(144)

All-in sustaining costs total	(224)	(230)	(159)

Global exploration and evaluation and project expense	(44)	(40)	(12)

Project capital expenditures	(48)	(72)	(76)

All-in costs total	(92)	(112)	(88)

h.	Ounces sold - attributable basis

Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

i.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $nil for the three month period ended March 31, 2024 (December 31, 2023: $nil and March 31, 2023: $3 million), which was producing incidental ounces up until December 31, 2023. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended
	3/31/24	12/31/23	3/31/23

By-product credits	56	66	61

Non-controlling interest	(18)	(20)	(19)

By-product credits (net of non-controlling interest)	38	46	42

Endnote 10

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Our copper cost metrics are still reported on a per pound basis.

Endnote 11

Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 12

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that “C1 cash costs” per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. “C1 cash costs” per pound excludes royalties and non-routine charges as they are not direct production costs. “All-in sustaining costs” per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “All-in sustaining costs” per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2024	24	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended
	3/31/24	12/31/23	3/31/23

Cost of sales	168	209	174

Depreciation/amortization	(60)	(86)	(44)

Treatment and refinement charges	34	51	43

Cash cost of sales applicable to equity method investments	82	103	87

Less: royalties	(12)	(16)	(15)

By-product credits	(5)	(5)	(4)

Other	0	0	0

C1 cash costs	207	256	241

General & administrative costs	4	6	6

Rehabilitation - accretion and amortization	2	2	2

Royalties	12	16	15

Minesite exploration and evaluation costs	0	0	2

Minesite sustaining capital expenditures	83	84	33

Sustaining leases	1	3	3

All-in sustaining costs	309	367	302

Tonnes sold - attributable basis (thousands of tonnes)	39	53	40

Pounds sold - attributable basis (millions pounds)	86	117	89

Cost of sales per pound[a,b]	3.20	2.92	3.22

C1 cash costs per pound[a]	2.40	2.17	2.71

All-in sustaining costs per pound[a]	3.59	3.12	3.40

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 13

A Tier One Gold Asset is an asset with a $1,300/oz reserve with potential for 5 million ounces to support a minimum 10-year life, annual production of at least 500,000 ounces of gold and with all-in sustaining costs per ounce in the lower half of the industry cost curve. Tier One Assets must be located in a world class geological district with potential for organic reserve growth and long-term geologically driven addition.

Endnote 14

Indicative copper production profile from Lumwana, which is conceptual in nature. Subject to change following completion of the pre-feasibility study.

Endnote 15

Refer to the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.

Endnote 16

Includes Goldrush.

Endnote 17

Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023. On December 22, 2023, the Porgera Project Commencement Agreement was completed and recommissioning of the mine commenced. As a result, Porgera is included in our 2024 guidance at 24.5%.

Endnote 18

Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.

Endnote 19

Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company wide guidance range total. Guidance ranges exclude Pierina which is producing incidental ounces while in closure.

Endnote 20

Includes corporate administration costs.

Endnote 21

Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu, our 50% share of Zaldívar and Jabal Sayid and, beginning in 2024, our 24.5% share of Porgera.

BARRICK FIRST QUARTER 2024	25	PRESS RELEASE

Shares Listed

GOLD  The New York Stock Exchange

ABX    The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

Canada

or

Equiniti Trust Company, LLC

6201 – 15th Avenue

Brooklyn, New York 11219

USA

Telephone: 1 800 387 0825

Fax: 1 888 249 6189

Email: shareholderinquiries@tmx.com

Website: www.tsxtrust.com

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861 9911

Email: investor@barrick.com

Website: www.barrick.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 7880 711 386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 7797 711 338

Investor and Media Relations

Kathy du Plessis

+44 207 557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “focus”, “scheduled”, “ramp up”, “commitment” “opportunities”, “foundation”, “guidance”, “project”, “expand”, “invest”, “continue”, “progress”, “develop”, “on track”, “estimate”, “growth”, “potential”, “future”, “extend”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates and anticipated production growth from Barrick’s organic project pipeline and reserve replacement; Barrick’s global exploration strategy and planned exploration activities, including discoveries at Turqouise Ridge and Kibali; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; Barrick’s copper strategy; our plans and expected completion and benefits of our growth projects; potential mineralization and metal or mineral recoveries; the completion of the TS Solar facility at Neveda Gold Mines; targeted first production for the Reko Diq project and the Lumwana Super Pit expansion project; projected annual production for the Lumwana Super Pit expansion project and the Goldrush project; the resumption and ramp up of operations at the Porgera mine; our pipeline of high confidence projects at or near existing operations, including Fourmile; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations, economic contributions and education, employment and procurement initiatives, climate change, including our GHG emissions reduction targets renewable energy initiatives, and biodiversity initiatives; the potential to transform Buzwagi into a Special Economic Zone; Barrick’s performance dividend policy; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility

BARRICK FIRST QUARTER 2024	26	PRESS RELEASE

that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to greenhouse gas emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cyber-attacks, cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK FIRST QUARTER 2024	27	PRESS RELEASE